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                              Wall Street Web, Inc.
                              71 Irvington Street
                           Westwood,  New Jersey 07675

                                November 4, 2002



VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 19, 2002 (REGISTRATION NO. 333-81272)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Wall Street Web, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Registration Statement related primarily to the sales of shares by existing shareholders. The company has decided to abandon its efforts to become publicly traded. No shares have been sold under the Registration Statement.

                                   Sincerely,


                                   By: /s/ Thomas Melillo
                                       ------------------
                                   Name:   Thomas Melillo
                                   Title:  President